UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                              HATHAWAY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   419011101
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                                 (CUSIP Number)

 Noah Klarish & Associates, 230 Park Avenue, 32nd fl. New York, NY 10169
                                 (212) 973-1111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 June 18, 1997
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (9-88) 1 of 7

                                 SCHEDULE 13D

CUSIP No. 419011101                                           Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ira Albert
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power
  Number of
   Shares               241,800 (includes 219,300 shares held by Albert
Beneficially            Investment Assoc. L.P.)
  Owned By              --------------------------------------------------------
    Each                Shared Voting Power
  Reporting       8
   Person               0
    With                --------------------------------------------------------
                        Sole Dispositive Power
                  9
                        385,500 shares including 219,300 shares held by Albert
                        Investment Associates, L.P. and 143,700 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority.
                        --------------------------------------------------------
                        Shared Dispositive Power
                  10
                        143,700 shares held by various accounts over which Mr.
                        Albert has discretionary authority
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      385,500
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2.     Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of June 20, 1996 (the "Initial Schedule"), filed Amendment No. 1 to Schedule 13D for an event of November 11, 1996 and filed Amendment No. 2 to Schedule 13D for an event of January 15, 1997 (collectively the "Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Amendments remains unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.

            Ira Albert directly owns 22,500 shares of the Issuer's Common Stock for which he paid $61,488.70. Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 143,700 shares of the Issuer's Common Stock for which such accounts paid a total of $483,068.50 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 219,300 shares of the Issuer's Common Stock for which it paid $642,086.10 from its working capital.

Item 5.     Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,279,839 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997) directly beneficially owned by each Reporting Person is as follows:

                                                         Percentage of
Name                                Number of Shares    Outstanding Shares
----                                ----------------    ------------------
Ira Albert                               22,500               .5%
Albert Partnership                      219,300              5.1%
Albert discretionary accounts           143,700              3.4%

            (b) Mr. Albert has sole power to vote 241,800 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 385,500 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

                                   Signatures
                                   ----------

            After reasonable inquiry and to the best of our knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 1997


                                                      /s/ Ira Albert
                                             -----------------------------------
                                                      Ira Albert

                                             ALBERT INVESTMENT ASSOCIATES, L.P.
                                         By: ALBERT INVESTMENT STRATEGIES, INC.


                                         By:          /s/ Ira Albert
                                             -----------------------------------
                                                      Ira Albert, President

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS


                  All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.

                        No. of
          Trade         Shares        Price Per      Cost of
          Date         Purchased        Share       Purchases
          ----         ---------        -----       ---------

         4/29/97         5,000         $2.875       $ 14,525
         5/28/97         5,000          2.75        $ 13,950
         6/16/97         5,000          2.75        $ 13,900
                        ------                      --------
                        15,000                      $ 42,375

2. Other Discretionary Accounts/Limited Power of Attorney

                        No. of
          Trade         Shares        Price Per      Cost of
          Date         Purchased        Share       Purchases
          ----         ---------        -----       ---------

         6/16/97        5,000           $2.94        $ 14,687.50
         6/17/97        2,000            3.00           6,060
         6/17/97        5,000            3.00          15,000
                       ------                          ------
                       12,000                        $ 35,747.50